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                                                                      Exhibit 12

                         Advanta Corp. and Subsidiaries

            Statements setting forth details of computation of ratio
                          of earnings to fixed charges

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)


                                                                                              For The Six
                                                                                             Months Ended
                                                                                               June 30,
                                                                                         1997                1996
                                                                                   --------------       --------------
Net earnings (loss)                                                                   $(14,399)            $ 86,150
Federal and state income taxes (benefit)                                                (5,007)              44,365
                                                                                   --------------       --------------

Earnings (loss) before income taxes (benefit)                                          (19,406)             130,515
                                                                                   --------------       --------------

Fixed charges:
 Interest                                                                              151,259              123,267
 One-third of all rentals                                                                1,825                1,166
 Preferred stock dividend of subsidiary trust                                            4,495                    0
                                                                                   --------------       --------------

     Total fixed charges                                                               157,579              124,433
                                                                                   --------------       --------------

Earnings before income taxes and
 fixed charges                                                                         138,173              254,948
                                                                                   --------------       --------------

Ratio of earnings to fixed charges (A)                                                      (B)                2.05X


(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges, and "fixed charges" consist of interest expense, one-third (the proportion deemed representative of their interest factor) of rental expenses on operating leases and preferred stock dividends of subsidiary trust.

(B) For the six months ended June 30, 1997, earnings were inadequate to cover fixed charges. The deficiency was approximately $19.4 million.